UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-39805

BGM Group Ltd

No.152 Hongliang East 1st Street, No. 1703,

Tianfu New District, Chengdu, 610200,

People’s Republic of China

+86-028-64775180

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Regained Compliance with Nasdaq Listing Rule 5250(c)(1)

As previously disclosed in the press release on February 26, 2026, BGM Group Ltd. (the “Company”) received a notification from the Listing Qualifications Department (the “Nasdaq Staff”) of The Nasdaq Stock Market LLC that the Company was not in compliance with the periodic filing requirement set forth in Nasdaq Listing Rule 5250(c)(1) (the “Rule”), because the Company had not yet filed its annual report on Form 20-F for the fiscal year ended September 30, 2025 (the “2025 Annual Report”) in a timely manner.

On July 21, 2026, the Company filed the 2025 Annual Report to the Securities and Exchange Commission.

On July 24, 2026, the Company received a letter from Nasdaq Staff stating that, based on the Company’s filing of the 2025 Annual Report, the Nasdaq Staff has determined that the Company complies with the Rule. Accordingly, the Company has regained compliance with Nasdaq Listing Rule 5250(c)(1).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 28, 2026

BGM GROUP LTD.

By:	/s/ Huandi Zhao
Name: Huandi Zhao
Title: Co-Chief Executive Officer and Director (Principal Executive Officer)